Exhibit 99.2

CONTACT:	Investor Relations	aminvestorrelations@aeromexico.com
	Corporate Communications	amcomunicacioncorporativa@aeromexico.com

Aeroméxico Reports Third Quarter 2025 Results

•	Total Revenue $1.4 billion

•	Adjusted EBITDAR Margin of 31%, second-best 3Q on record

•	Operating Margin at 18%

•	Company Introduces 4Q25 and FY2025 Guidance

Mexico City, November 11, 2025 - Grupo Aeroméxico S.A.B. de C.V. (NYSE & BMV: AERO) (“Aeroméxico” or the “Company”) today reported unaudited financial results for the three months ended September 30, 2025 (3Q25). The Company has used the U.S. dollar, its functional currency, as the presentation currency for these consolidated financial statements. All figures are expressed in millions of U.S. dollars unless otherwise indicated.

Andrés Conesa, Chief Executive Officer stated: “In the third quarter of 2025, we once again delivered outstanding results. Aeroméxico maintained its position as the world’s most punctual airline through October, and our differentiated service was recognized with the Five Star Global Airline APEX Award for the seventh consecutive year. Financially, this was the second-best third quarter in our history, with an Adjusted EBITDAR margin among the highest in the global industry. We acted decisively to sustain best-in-class profitability and operational excellence throughout this peak travel season. The unwavering commitment, discipline, and professionalism of our team continue to drive Aeroméxico’s strong performance and leadership”.

OPERATING & FINANCIAL HIGHLIGHTS 3Q25

•	Aeroméxico’s capacity, measured in available seat miles (ASMs), decreased by 0.7% year-over-year in 3Q25.

•

Aeroméxico’s 3Q25 total revenue reached $1.4 billion, a 4.4% decrease as compared to the same period of 2024. When excluding extraordinary, non-recurrent items recorded in 2024, total revenue remained stable year-over-year.

•	Adjusted EBITDAR totaled $441.6 million, with a 31.0% margin. These results represent the second-highest EBITDAR recorded for a third quarter in the Company’s history.(1)

•	Third quarter 2025 Operating Income totaled $252.8 million, with a margin of 17.7%, also marking the second-best operating income performance for a third quarter on record.

•	Cost per ASM excluding fuel (CASM-Ex), was 9.5¢, marking a 6.1% increase with respect to the same quarter of 2024.

•	Total adjusted net debt to EBITDAR ended the quarter at 1.9x.(1)

(1)

These are non-IFRS measures and have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of the Company’s results as reported under IFRS. See Annex A for the definition of Aeroméxico’s non-IFRS measures and a reconciliation to the nearest IFRS measure.

3Q25 RESULTS

SUBSEQUENT EVENTS

•

On November 6, 2025, Aeroméxico began trading its ADS on the New York Stock Exchange (NYSE) and its common shares on the Mexican Stock Exchange (Bolsa Mexicana de Valores or BMV) following the successful completion of its dual listing IPO the United States and Mexico.

4Q25 & FULL YEAR 2025 OUTLOOK

Indicator	4Q25 Guidance	FY2025 Guidance
Total Capacity (ASMs)	~ -3.0% to -1.5%	~ +0.2% to + 0.5%
Total Revenue YoY	~ -2.0% to 0.0%	~ -5.5% to -4.5%
Total Revenue YoY (2024 Normalized) (1)	~ +1.0% to 3.0%	~ -3.0% to -2.0%
Adjusted EBITDAR Margin	~ 27.5% to 29.0%	~ 29.0% to 30.0%
Operating Income Margin	~ 14.0% to 15.5%	~ 15.0% to 16.0%

MACRO CONDITIONS

•

Economic activity. The Mexican economy observed weakness in the third quarter of the year. On a year over year basis, the Global Economic Activity Indicator decreased by 1.2% in July 2025 with respect to the same month of the previous year.

•

Exchange rate. In the third quarter, the Mexican peso remained relatively stable against the U.S. dollar. The average Mexican peso per dollar exchange rate went from $18.87 pesos per dollar in 3Q24 to $18.67 pesos per dollar in 3Q25, a 1.0% appreciation. The quarter-end exchange rate appreciated 6.4%, closing at $18.38 pesos per dollar as compared to $19.63 pesos per dollar at the end of 3Q24.

•	Fuel price. In 3Q25, fuel cost per liter in dollars decreased by 3.7%, from an average of 68¢ per liter in 3Q24 to an average of 66¢ per liter in 3Q25.

•	Inflation. Annual inflation as of August 2025 was 3.6%, down 1.4 percentage points (p.p.) from 2024 according to Banxico.

(1)

These are non-IFRS measures and have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of the Company’s results as reported under IFRS. See Annex A for the definition of Aeroméxico’s non-IFRS measures and a reconciliation to the nearest IFRS measure.

3Q25 RESULTS

KEY FINANCIAL AND OPERATING HIGHLIGHTS FOR THE THIRD QUARTER 2025

Key Financial KPIs	Three Months Ended September 30
	3Q25	3Q24	3Q24 (Normalized)[1]	Var. %		Var. % (vs Normalized)[1]
Total revenue (USD millions)	1,425	1,490	1,426	-4.4%		-0.1%
Adjusted EBITDAR[1] (USD millions)	442	500	435	-11.6%		1.4%
Adjusted EBITDAR margin[1] (% of Revenue)	31%	34%	31%	(2.6	) p.p.	0.5 p.p.
Total operating income (loss) (USD millions)	253	332	266	-23.8%		-4.9%
Operating Margin (% of Revenue)	18%	22%	19%	(4.5	) p.p.	(0.9	) p.p.

Key Operating Indicators	3Q25	3Q24	3Q24 (Normalized)[1]	Var. %		Var. % (vs Normalized)[1]
Total ASMs (millions)	9,277	9,344	—	-0.7%		—
Passengers (‘000)	6,362	6,703	—	-5.1%		—
Total revenue / ASM (USD cents)	15.4	15.9	15.3	-3.7%		0.6%
Total cost / ASM (USD cents)	12.7	12.3	12.3	3.2%		3.2%
Total cost excluding fuel / ASM (USD cents)	9.5	8.9	8.9	6.1%		6.1%

	Nine Months Ended September 30
Key Financial KPIs	2025	2024	2024 (Normalized)[1]	Var. %		Var. % (vs Normalized)[1]
Total revenue (USD millions)	3,923	4,185	4,076	-6.3%		-3.8%
Adjusted EBITDAR[1] (USD millions)	1,171	1,292	1,176	-9.4%		-0.4%
Adjusted EBITDAR margin[1] (% of Revenue)	30%	31%	29%	(1.0	) p.p.	1.0 p.p.
Total operating income (loss) (USD millions)	625	810	689	-22.8%		-9.3%
Operating Margin (% of Revenue)	16%	19%	17%	(3.4	) p.p.	(1.0	) p.p.

Key Operating Indicators	2025	2024	2024 (Normalized)[1]	Var. %		Var. % (vs Normalized)[1]
Total ASMs (millions)	27,054	26,731	—	1.2%		—
Passengers (‘000)	18,419	19,091	—	-3.5%		—
Total revenue / ASM (USD cents)	14.5	15.7	15.2	-7.4%		-4.9%
Total cost / ASM (USD cents)	12.2	12.6	12.6	-3.0%		-3.2%
Total cost excluding fuel / ASM (USD cents)	9.0	9.0	9.0	0.5%		0.3%

Figures may not sum to total due to rounding.

(1)

These are non-IFRS measures and have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of the Company’s results as reported under IFRS. See Annex A for the definition of Aeroméxico’s non-IFRS measures and a reconciliation to the nearest IFRS measure.

3Q25 RESULTS

INCOME STATEMENT DISCUSSION

3Q 2025 Revenue

Total revenue for the third quarter of 2025 was $1.4 billion, representing a 4.4% decrease year-over-year. The decline primarily reflects the impact of non-recurring items recorded in the third quarter of 2024, as well as softer passenger demand in certain U.S. and Mexican markets. Economic and political uncertainty affected domestic border routes and the Mexico–U.S. transborder Visiting Friends and Relatives (VFR) segment. When excluding extraordinary, non-recurrent items recorded in 2024, total revenue remained stable year-over-year(1). In the prior year, results included one-time benefits from compensation received from Boeing related to the 737 MAX grounding and estimated revenue from expired tickets following the extension of ticket validity policies implemented under previous commercial flexibility initiatives.

3Q25 total ASMs decreased by 0.7% as compared to 3Q24. International ASMs increased by 4.2% while domestic ASMs decreased by 11.3%. International ASMs accounted for 71.6% of Aeroméxico’s total ASMs, compared to 68.2% in 3Q24.

Load factor in 3Q25 was 88.3%, a 0.7 percentage point decrease with respect to the same period of last year. Domestic load factor increased by 1.1% due to an 11.3% ASM reduction, while international load factor decreased by 1.6% amid a 4.2% ASM increase.

Total revenue per ASM (RASM) was 15.4¢, representing a 3.7% decrease compared to 2Q24. Excluding extraordinary, non-recurrent items(1) recorded in 2024, RASM increased by 0.6% year-over-year, indicating enhanced performance across various demand segments.

Total passenger revenue, including ancillaries, declined 5.5%, reflecting domestic capacity cuts, softness in VFR markets, and the ongoing ramp-up of international routes. Domestic passenger revenue totaled $423.1 million, an 11.5% decrease as compared to 3Q24, while international passenger revenue amounted to $710.6 million, 0.5% lower on a year-over-year basis. In the prior year, results included one-time benefits from compensation received from Boeing related to the 737 MAX grounding and estimated revenue from expired tickets following the extension of ticket validity policies implemented under previous commercial flexibility initiatives.

Aeroméxico transported 6 million 362 thousand passengers in 3Q25, representing a 5.1% decline as compared to 3Q24. International traffic grew 2.9% year-over-year, while domestic passengers decreased by 9.0% during the same period.

Air cargo revenue for the third quarter reached $77.7 million, a 6.6% increase over the third quarter of 2024. This growth was primarily driven by higher domestic demand and improved international yields.

(1)

These are non-IFRS measures and have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of the Company’s results as reported under IFRS. See Annex A for the definition of Aeroméxico’s non-IFRS measures and a reconciliation to the nearest IFRS measure.

3Q25 RESULTS

Passenger Revenue (USD million)	Three Months Ended September 30			Nine Months Ended September 30
	3Q25	3Q24	Var.%	2025	2024	Var.%
Domestic	423	478	(11.5)%	1,186	1,434	(17.3)%
International	711	714	(0.5)%	1,928	1,929	—
Ancillaries	165	181	(8.9)%	443	479	(7.4)%

Total passenger revenue	1,299	1,374	(5.5)%	3,557	3,841	(7.4)%

Figures may not sum to total due to rounding.

3Q 2025 Operating Expenses

In 3Q25, total operating expenses -including fuel, labor, maintenance, passenger and aircraft services, aircraft leases, depreciation and amortization- reached $1.2 billion, reflecting a 2.5% increase compared to the same period in 2024. This increase was primarily driven by higher depreciation and amortization costs due to fleet expansion, increased direct operating expenses such as wages, salaries and benefits, following the renegotiation of all Collective Bargaining Agreements (CBAs) in 2024, and the impact of the Mexican peso’s appreciation on peso-denominated expenses. These cost pressures were partially offset by lower aircraft fuel costs and reduced selling and administrative expenses.

Fuel cost per liter declined by 3.7% compared to 3Q24, averaging 66¢ per liter in 3Q25 as compared to 68¢ per liter in 3Q24. Fuel consumption decreased by 1.7% year-over-year, while fuel burn per ASM decreased by 1.0%, mainly due to a more efficient fleet mix.

Other operating costs, including labor, maintenance, airport services, passenger services, travel agent commissions and selling and administrative expenses, increased by 3.6% compared to 3Q24. This rise reflects higher wages, salaries and benefits following the renegotiation of our CBAs, the increase in airport and passenger services derived from the expansion of our international operations, and general inflationary pressures. These cost pressures were partially offset by efficiencies in commissions and reductions in selling and administrative expenses.

Aircraft rent, depreciation and amortization expenses totaled $188.8 million in 3Q25, representing a 12.3% increase year-over-year. This growth was primarily due to (i) higher depreciation following the addition of sixteen 737-MAX aircraft over the past 12 months, and (ii) increased amortization related to engine and airframe maintenance performed according to the scheduled maintenance plan.

Cost per ASM excluding fuel (CASM-Ex) was 9.5¢ in 3Q25, up 6.1% from 3Q24. The main factors driving this increase include higher ownership costs due to aircraft additions; higher labor costs resulting from the renegotiation of our CBAs; expanded international operations; the appreciation of the Mexican peso; and other inflationary pressures.

3Q25 RESULTS

3Q 2025 Adjusted EBITDAR and Operating Income

Adjusted EBITDAR1 for the third quarter amounted to $441.6 million with a 31.0% margin. Excluding extraordinary, non-recurrent items1 recorded in 3Q24, Adjusted EBITDAR for 3Q25 increased by 1.4% year over year. These results represent the second-highest EBITDAR recorded for a third quarter in the Company’s history.

Operating income for the third quarter totaled $252.8 million, with a margin of 17.7%, also marking the second-best operating income performance for a third quarter on record.

3Q 2025 Net Financing Cost

Net financing costs increased by $54.5 million compared to the same period of 2024, driven primarily by foreign exchange. A $14.4 million FX gain in 2024 reversed to an $11.3 million loss this quarter, accounting for a $25.7 million headwind. Additional factors contributing to the increase in finance costs over 3Q24 include the lease interest related to our fleet expansion, higher finance costs associated with the Senior Secured Notes due 2029 and 2031 issued last year, and reduced interest income.

3Q 2025 Net Income (Loss)

Net income in 3Q25 totaled $96.9 million with a 6.8% margin.

Balance Sheet and Cash Flow

As of September 30, 2025, Aeroméxico reported cash and cash equivalents amounting to $934.1 million. Including the $200.0 million revolving credit facility secured in 3Q24, total liquidity reached $1.1 billion. This represents a liquidity to last twelve-month revenues ratio of 21.2%.

Over the first nine months of the year, Aeroméxico generated $568.2 million in net cash from operating activities, which allowed the Company to continue with its investment and deleveraging programs.

During the third quarter, the Company amortized $48.1 million of financial debt.

By the end of 3Q25, the Company’s leverage, measured as adjusted net debt to EBITDAR, stood at 1.9x.(1)

(1)

These are non-IFRS measures and have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of the Company’s results as reported under IFRS. See Annex A for the definition of Aeroméxico’s non-IFRS measures and a reconciliation to the nearest IFRS measure.

3Q25 RESULTS

FLEET

During 3Q25, Grupo Aeroméxico received two Boeing 737 MAX-8 and two Boeing 737 MAX-9 aircraft.

Aeroméxico’s operating fleet was comprised of 162 aircraft as of September 30, 2025, with an average age of 8.5 years.

OPERATING FLEET

Fleet	4Q24	1Q25	2Q25	3Q25
B-737-800	34	34	34	34
B-737 MAX 8	37	42	42	44
B-737 MAX 9	21	24	26	28
B-787	22	22	22	22
Aeroméxico	114	122	124	128

E-190	34	34	34	34
Aeroméxico Connect	34	34	34	34

Grupo Aeroméxico	148	156	158	162

3Q25 RESULTS

3Q25 EARNINGS CALL INFORMATION

Date	Wednesday, November 12, 2025

Time	11:00 a.m. ET (NY) / 10:00 a.m. CT (CDMX)

Webcast Link	https://edge.media-server.com/mmc/p/ewusf8an

Participant Listening*	https://registerconf.mediaserver.com/register/BI0f7e8e5a209149b780e0654dc227fcfa

*	Participants can complete the online registration form and upon registering will receive the dial-in info and a unique PIN to join the call.

About Grupo Aeroméxico

About Grupo Aeroméxico

Grupo Aeroméxico, S.A.B. de C.V. is a holding company whose subsidiaries are engaged in commercial aviation in Mexico and the promotion of passenger loyalty programs. Aeroméxico, Mexico’s global airline, has its main operations center in Terminal 2 of the Mexico City International Airport. Its destination network has reach in Mexico, the United States, Canada, Central America, South America, Asia and Europe. The Group’s current operating fleet includes Boeing 787 and 737 aircraft, as well as the latest generation Embraer 190. Aeroméxico is a founding partner of SkyTeam, an alliance that celebrates 20 years and offers connectivity in more than 170 countries, through the 19 partner airlines. Aeroméxico created and implemented a Health and Hygiene Management System (SGSH) to protect its clients and collaborators at all stages of its operation.

www.aeromexico.com

www.skyteam.com

Forward Looking Statements

This press release contains certain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act, that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,”, “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Important factors that could cause such differences include, but are not limited to: external risks, including health threats, accidents, global instability, security breaches, terrorism and natural disasters; Mexican and international economic conditions, as well as seasonality, on customer travel behavior; the current U.S.’s administration tariffs on the Company’s costs and the actions of other governmental authorities in Mexico, the U.S. and other countries; fuel market volatility; the Company’s capacity to fulfill the Company’s fixed obligations, obtain financing and/or maintain liquidity; the Company’s capacity to retain and attract key personnel and other professionals, and the Company’s labor relations with employees; the Company’s reliance on few aircraft manufacturers and other third-party providers; the Company’s aircraft utilization rate and aircraft maintenance costs; changes in landing charges, airport access fees and inadequate airport infrastructure; consumer protection restrictions; dependence on the Company’s main hub, MEX; air traffic congestion; the competitive environment in the aviation industry, including those arising from non-air travel substitutes; sanctions and compliance with anti-corruption, anti-money laundering, anti-drug trafficking and other ethical rules and standards; reliance on partnerships and alliances and challenges in entering into new ones; and other factors

3Q25 RESULTS

described in “Risk Factors” of the Company’s final prospectus dated as of November 5, 2025 relating to its initial public offering and other documents filed with or furnished to the SEC from time to time. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events. The Company is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

3Q25 RESULTS

Grupo Aeroméxico, S.A.B. de C.V. and Subsidiaries Consolidated Statements of Profit or Loss and other Comprehensive Income (Unaudited)
	Three Months Ended September 30			Nine months Ended September 30
	2025	2024	Var. %	2025	2024	Var. %
Revenues:
Passenger	1,299	1,374	-5.5%	3,557	3,841	-7.4%
Air Cargo	78	73	6.6%	230	214	7.5%
Other	48	43	11.9%	135	130	4.1%
Total Revenue	1,425	1,490	-4.4%	3,923	4,185	-6.3%
Operating Expenses:
Jet-fuel	298	314	-5.3%	858	960	-10.7%
Wages, salaries and benefits	299	268	11.7%	829	799	3.8%
Maintenance	64	68	-5.9%	167	185	-9.6%
Aircraft, communications and traffic services	166	157	6.2%	451	439	2.7%
Passenger services	48	44	8.0%	112	106	5.5%
Travel agent commissions	26	32	-18.4%	70	91	-23.1%
Selling and administrative	86	97	-10.8%	258	294	-12.3%
Aircraft leasing	5	3	39.4%	13	11	10.8%
Depreciation and amortization	184	165	11.8%	537	471	14.0%
Impairment (reversal)	—	—	NA	(4)	—	NA
Other (income) loss, net	(2)	17	-109.6%	13	27	-52.0%
Share of gain on equity accounted investees, net of tax	(2)	(6)	-64.2%	(5)	(7)	-29.8%
Total Operating Expenses	1,172	1,158	1.2%	3,297	3,375	-2.3%
Total operating income	253	332	-23.8%	625	810	-22.8%
Finance income (cost):
Net finance cost	(132)	(77)	70.6%	(391)	(190)	105.6%
Income before income tax	121	255	-52.4%	234	619	-62.3%
Income tax	24	44	-44.7%	47	62	-24.6%
Net income for the period	97	211	-54.0%	187	557	-66.5%

The Company has used the US dollar as the presentation currency for these consolidated financial statements,

which is also its functional currency.

3Q25 RESULTS

Grupo Aeroméxico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Financial Position (Unaudited)

	(USD Millions)
	September 30, 2025	December 31, 2024
Assets
Current assets:
Cash and cash equivalents	934	842
Trade and other receivables	710	591
Due from related parties	3	3
Prepayments and deposits	81	70
Inventories	165	140
Total current assets	1,893	1,647
Non-current assets:
Property and equipment, including right-of-use	3,512	3,207
Other non–current assets	1,524	1,530
Total non-current assets	5,036	4,737
Total assets	6,929	6,384
Liabilities
Current liabilities:
Loans and borrowings, including leases	492	448
Others	2,605	2,745
Total current liabilities	3,097	3,193
Non-current liabilities:
Loans and borrowings, including leases	3,499	3,253
Others	1,039	838
Total non-current liabilities	4,538	4,090
Total liabilities	7,635	7,283
Total equity (deficit)	(706)	(900)
Total equity and liabilities	6,929	6,384

The Company has used the US dollar as the presentation currency for these consolidated financial statements,

which is also its functional currency.

3Q25 RESULTS

Grupo Aeroméxico, S.A.B. de C.V. and Subsidiaries

Consolidated Statements of Cash Flows (Unaudited)

	Nine Months Ended September 30,
	(USD Millions)
	2025	2024	Var $
Operating cash	1,051	1,412	(361)
Operational assets and liabilities	(205)	(142)	(63)
Cash generated from (required by) operating activities	846	1,270	(424)
Income tax paid	(59)	(41)	(18)
Interest paid	(219)	(192)	(27)
Net cash from (used in) operating activities	568	1,036	(468)
Net cash used in investing activities	(209)	(382)	173
Net cash from (used in) financing activities	(297)	(844)	547
Effect of exchange rate fluctuations on cash held	30	(36)	66
Net increase (decrease) in cash and cash equivalents	92	(225)	317
Cash and cash equivalents:
At beginning of the period	842	938	(96)
At end of the period	934	712	222

The Company has used the US dollar as the presentation currency for these consolidated financial statements,

which is also its functional currency.

3Q25 RESULTS

FINANCIAL AND OPERATIONAL INDICATORS

Financial KPIs	Three Months Ended September 30				Nine Months Ended September 30
	3Q25	3Q24	Var. %		2025	2024	Var. %
Total revenue	1,425	1,490	(4.4)%		3,923	4,185	(6.3)%
EBITDAR[1]	442	500	(11.6)%		1,171	1,292	(9.4)%
EBITDAR margin[1] (% of Revenue)	31%	34%	(2.6	) p.p.	30%	31%	(1.0	) p.p.
Total operating income (loss)	253	332	(23.8)%		625	810	(22.8)%
Operating Margin (% of Revenue)	18%	22%	(4.5	) p.p.	16%	19%	(3.4	) p.p.
Net Income (loss)	97	211	(54.0)%		187	557	(66.5)%
Net Income (loss) Margin (% of Revenue)	7%	14%	(7.3	) p.p.	5%	13%	(8.6	) p.p.

Operating Indicators	3Q25	3Q24	Var. %		2025	2024	Var. %
Total ASMs (millions)	9,277	9,344	(0.7)%		27,054	26,731	1.2%
Total RPMs (millions)	8,184	8,309	(1.5)%		23,119	23,236	(0.5)%
Load factor on scheduled flights (%)	88.3%	88.9%	(0.7	) p.p	85.5%	86.9%	(1.4	) p.p
Passengers (‘000)	6,362	6,703	(5.1)%		18,419	19,091	(3.5)%
On-Time departure performance within 15 minutes (%)	91.5%	88.1%	3.4	p.p	92.0%	87.6%	4.4	p.p
Total liters of fuel (‘000)	453,547	461,394	(1.7)%		1,319,298	1,314,963	0.3%
Yield (USD cents) [2]	8.6	8.9	(3.5)%		8.4	9.0	(6.9)%
Total revenue / ASM (USD cents)	15.4	15.9	(3.7)%		14.5	15.7	(7.4)%
Passenger revenue / ASM (USD cents)[2]	12.2	12.8	(4.3)%		11.5	12.6	(8.5)%
Total cost / ASM (USD cents)	12.7	12.3	3.2%		12.2	12.6	(3.0)%
Total cost excluding fuel / ASM (USD cents)	9.5	8.9	6.1%		9.0	9.0	0.5%

Figures may not sum to total due to rounding.

[1]

These are non-IFRS measures and have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of the Company’s results as reported under IFRS. See Annex A for the definition of Aeroméxico’s non-IFRS measures and a reconciliation to the nearest IFRS measure.

[2]	Estimated as passenger revenues (excluding ancillaries) divided by total RPMs.

3Q25 RESULTS

Annex A on Non-IFRS Financial Measures

In addition to disclosing financial results prepared in accordance with IFRS, the Company discloses information regarding Adjusted EBITDAR, Adjusted EBITDAR Margin, Adjusted Net Debt and Adjusted Net Debt to Adjusted EBITDAR Ratio, which are non-IFRS measures. The Company also has disclosed in this press release revenue, operating income, operating margin, Adjusted EBITDAR and Adjusted EBITDAR Margin as incrementally adjusted by certain one-off adjustments from 2024, which are additional non-IFRS financial measures. The Company believes all of these financial reporting measures to be useful indicators of its operational performance. These known performance measurements in the aviation industry are frequently used by investors, stock analysts and others who are interested in comparing the operational performance of companies in its industry.

The Company defines Adjusted EBITDAR as profit or loss for the period before income tax expense (benefit), depreciation and amortization, net finance cost, and impairment (reversal), before aircraft leasing expense, in light of the non-recurring nature of this item. The Company considers Adjusted EBITDAR to be solely a valuation metric, not a performance metric. The Company defines Adjusted EBITDAR Margin as Adjusted EBITDAR divided by total revenue for the period. The Company defines Adjusted Net Debt as total loan and borrowings, including leases, minus cash and cash equivalents. The Company defines Adjusted Net Debt to Adjusted EBITDAR Ratio as Adjusted Net Debt Ratio divided by Adjusted EBITDAR for the period.

To obtain Normalized figures, the Company includes adjustments to reflect other extraordinary, non-recurrent items that have also impacted our results of operations during the periods under discussion. For the three months ended September 30, 2024, we recognized $65.6 million of extraordinary favorable effects within operating income and $64.4 million within Adjusted EBITDAR, comprising (i) compensation from Boeing for financial damages related to the Boeing 737 MAX grounding, and (ii) estimated breakage from unused tickets resulting from the extension of ticket usage rules introduced under prior years’ commercial flexibility initiatives.

All of the above-mentioned non-IFRS financial measures have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of the Company’s results as reported under IFRS. Some of these limitations are: (i) they do not reflect the Company’s cash expenditures, or future requirements for capital expenditures or contractual commitments; (ii) they do not reflect changes in, or cash requirements for, its working capital needs; (iii) they do not reflect the Company’s cash requirements necessary to service interest or principal payments on the Company’s debt; (iv) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and they do not reflect any cash requirements for such replacements; (v) they do not adjust for all non-cash income or expense items that are reflected in the Company’s consolidated statements of profit or loss and other comprehensive income; (vi) they do not reflect the impact of all non-recurring items; and (vii) other companies in the Company’s industry may calculate these measures, or similarly titled measures, differently than the Company does, limiting their usefulness as comparative measures.

3Q25 RESULTS

Reconciliations of each of these historical measures, and to the extent applicable, forward-looking measures to the most directly comparable IFRS measure are below. No reconciliation of the forecasted amounts of Adjusted EBITDAR, as incrementally adjusted, and Revenue, as incrementally adjusted, for fiscal 2025 is included in this release because we are unable to quantify certain amounts that would be required to be included in the corresponding IFRS measure without unreasonable efforts, due to high variability and complexity with respect to estimating certain forward-looking amounts, and we believe such reconciliation would imply a degree of precision that would be confusing or misleading to investors.

Adjusted EBITDAR Reconciliation	Three Months Ended September 30			Nine Months Ended September 30
	3Q25	3Q24	Var. %	2025	2024	Var. %
Profit (loss) for the period	97	211	-54.0%	187	557	-66.5%
(+) Income tax expense (benefit)	24	44	-44.7%	47	62	-24.6%
(+) Depreciation and amortization (1)	184	165	11.8%	537	471	14.0%
(+) Net finance cost	132	77	70.6%	391	190	105.6%
(+) Impairment (reversal)	—	—	NA	-4	0	NA
(+) Aircraft leasing (2)	5	3	40.2%	13	11	10.8%
Adjusted EBITDAR (3)	442	500	-11.6%	1,171	1,292	-9.4%

(-) Extraordinary items	0	64	NA	0	116	NA
Normalized Adjusted EBITDAR (3)	442	435	1.4%	1,171	1,176	-0.4%

Adjusted Total operating income Reconciliation	Three Months Ended September 30			Nine Months Ended September 30
	3Q25	3Q24	Var. %	2025	2024	Var. %
Total operating income (loss) (USD millions)	253	332	-23.8%	625	810	-22.8%
(-) Extraordinary items	—	66	NA	—	121	NA
Normalized Total operating income (loss) (USD millions) (3)	253	266	-5.0%	625	689	-9.3%

Figures may not sum to total due to rounding.

(1)	Depreciation and amortization expense as presented in our profit or loss.
(2)	Aircraft leasing is comprised of short-term rentals of flight equipment, including subject to PBH period.
(3)

These are non-IFRS measures and have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of the Company’s results as reported under IFRS. See Annex A for the definition of Aeroméxico’s non-IFRS measures and a reconciliation to the nearest IFRS measure.

Adjusted Net Debt Reconciliation	September 30, 2025	December 31, 2024
Total loans and borrowings, including leases	3,991	3,701
(-) Cash and cash equivalents	934	842

= Adjusted Net Debt	3,057	2,859

Figures may not sum to total due to rounding.

3Q25 RESULTS

Adjusted EBITDAR Reconciliation	Last Twelve Months ended September 30, 2025	Last Twelve Months ended December 31, 2024
Profit (loss) for the period	262	617
(+) Income tax expense (benefit)	49	80
(+) Depreciation and amortization (1)	721	655
(+) Net finance cost	571	369
(+) Impairment (reversal)	-4	—
(+) Aircraft leasing (2)	17	16

Adjusted EBITDAR (3)	1,617	1,738

Figures may not sum to total due to rounding.

(1)	Depreciation and amortization expense as presented in our profit or loss.
(2)	Aircraft leasing is comprised of short-term rentals of flight equipment, including subject to PBH period.
(3)

These are non-IFRS measures and have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for analysis of the Company’s results as reported under IFRS. See Annex A for the definition of Aeroméxico’s non-IFRS measures and a reconciliation to the nearest IFRS measure.

Net Leverage Ratio Reconciliation (Adjusted Net Debt / Last Twelve Months Adjusted EBITDAR)	September 30, 2025	December 31, 2024
Adjusted Net debt	3,057	2,859
Last Twelve Months Adjusted EBITDAR	1,617	1,738

= Net Leverage Ratio	1.9x	1.6x

Figures may not sum to total due to rounding